


10016100

July 29, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

First Australian Resources

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
29 June 2010 (ASX Announcement & Media Release: Sinapa and Esperanca – Offshore Guinea Bissau AND Quarterly Report for the period from 1 April to 30 June 2010)

FAR LIMITED

29 July 2010

ASX ANNOUNCEMENT AND MEDIA RELEASE

SINAPA (BLOCK 2) AND ESPERANCA (BLOCKS 4A & 5A) OFFSHORE GUINEA BISSAU (FAR 15%)

NEW 1600 SQ KM 3D SURVEY SET TO COMMENCE

A contract has been awarded to PGS to acquire and process a 1600 Sq Km 3D seismic volume over the Sinapa and Esperanca licenses using the Ramform Challenger Vessel and Geostreamer technology.



The survey will be acquired over approximately 6 weeks starting around mid September 2010 and will form part of an overall program including Seismic Processing, Bathymetry and Gravity Gradiometry budgeted to cost in the order of US$15million gross.


Cabacera/Bica Prospect
Sardinha/Sabayon Prospect
Sinapa Discovery
1640SqKm
3D Seismic Survey
Gravity Gradiometry Survey (6712 line km)

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au

The seismic survey will be preceded by the acquisition of Bathymetry, Side Scan Sonar and Gravity Gradiometry data to be conducted by ARKex. The program will incorporate lessons learned from recent studies including a trial 2D program utilizing Geostreamer technology acquired late 2009.


Guinea-Bissau
Bissau
Ilha de Jeta
Ilha de Pecixe
Ilha Caravela
Ilha Bolama
Ilha de Maio
Ilha das Galinhas
Ilha Carache
Ilha de Uno
Ilha Roxa
Ilha de Orang
Ilha de Orangozinho
Proposed area of gravity Survey

Full Tensor Gravity Gradiometry and 3D Seismic will be combined to constrain the extent of the salt and de-risk the positioning of future wells on prospects already identified within the blocks. The work is due for completion during February 2011.

COUNCIL OF MINISTERS CONFIRM EXTENSION TO THE LICENCE

In order to enable the program to be conducted on an appropriate time frame the Council of Ministers for the Republic of Guinea Bissau has communicated a 2 year extension to both the Sinapa and Esperanca Licences until 25 November 2012. A Gazettal Decree formalising this extension remains pending.

BACKGROUND

In December 2009, FAR reached agreement with Delek International Energy Ltd **(Delek)** to acquire a 15 percent participating interest in three Licenses located offshore Guinea Bissau, a nation which lies immediately south of Senegal. The entry into these blocks expands FAR's footprint offshore West Africa and provides excellent synergy with the Company's offshore Senegal blocks.

The Licences lie on the continental shelf around 180 kilometres offshore the Guinea Bissau coast and west of the Bissau River estuary. Exploration dates back over 40 years when Exxon initiated exploration operations. Further exploration drilling was carried out in the area during the 1990s by operators Elf and Pecten, all with limited success. Premier became involved as operator of these licences in 2002 and drilled a series of wells including Espinefre and Eiroses and the Sinapa oil discovery. No oil has as yet been commercially produced in Guinea Bissau.

Svenska assumed operatorship following the withdrawal of Premier. The underlying exploration potential of offshore Guinea Bissau Svenska has long been recognised given the functioning hydrocarbon system, good potential reservoirs and multiple drillable prospects in a wide shallow waters shelf setting. Significant potential lies in the un-appraised Sinapa discovery.


18°W
17°W
16°W
15°W
SENE
SINAPA equity paying
Svenska 55.0% 78.57%
FAR 15.0% 21.43%
Petroguin 30% 0%
GUINEA - BISSAU
FUSION
12°N
Bissau
Block 2
ESPERANCA equity paying
Svenska 55.0% 78.57%
FAR 15.0% 21.43%
Petroguin 30% 0%
Block 4A
11°N
Block 5A
0
50km
MAURITANIA
SENEGAL
GAMBIA
MALI
GUINEA
SIERRA LEONE

Activities during 2010 are being focused on the geophysical with a view to potential further drilling activity later in the second licence period

Guinea Bissau Exploration Opportunity

- A shallow water play with large hydrocarbon potential in the Guinea Bissau portion of the productive Mauritania-Senegal-Guinea Bissau-Conakry Basin. There are large closures identified in Albian aged prospects located adjacent to a prolific Cenomanian Turonian oil kitchen. The area remains lightly explored, however, of the wells drilled to date nearly all have recorded live oil shows and one tested oil. Importantly, preliminary basin modelling studies conducted during 2010 conclude that oil generation with commercial levels of expulsion from the organically rich Turonian source kitchen is likely.

- The Licences include the **Sinapa oil discovery** in 30 meters of water depth estimated to have a **P50 STOOIP of 240 million barrels** and several large untested prospects including the Sardinha prospect estimated to have unrisked **P50 STOOIP of 219 million barrels.**

- The **Sinapa (Block 2) and Esperanca (Blocks 4A and 5A)** offshore licences, as illustrated in the attached map, cover an area of approximately 5,832 sq km and lie in water depths ranging from 10 metres to in excess of 1,000 metres. Immediately to the north lies the billion barrel Dome Flore discovery.

- The Licences are currently in Phase 1 of the exploration term, which has been extended (Gazettal Decree pending) for two years to 25 November 2012. A further optional four year Phase 2 exploration period has a work commitment that includes a single exploration well.

- FAR has partnered with the operator, Svenska Petroleum Exploration Guinea Bissau AB (**Svenska**), in evaluating this opportunity, by assuming the exploration obligations of **Delek** for the year 2009 capped at US$600,000 plus forward obligations arising from the date of the agreement. In the event of commercial production Delek is entitled to recover past costs capped at US$13 million.

- A 3D seismic acquisition program is planned to commence mid September 2010. The proposed survey is designed to follow up an earlier 200 sq km 3D survey over Sinapa (1997) and a more recent (November 2009) 2D survey.

Sinapa Oil Discovery
The Sinapa-2 and 2ST wells drilled by Premier oil in 2004 confirmed the Sinapa Oil Discovery, defining a potential oil column in excess of 500 metres within steeply dipping beds flanking the Sinapa salt diapir; however reservoir quality and structuring issues will need to be thoroughly appraised and understood utilising further seismic and later drilling before any declaration of commerciality can be made.


Sinapa Discovery Wells
Sinapa 2z
Sinapa 2
Salt Core
Potential Oil Column ca 800m
Free Water Level
1Km
North

During 2009 Svenska acquired some 250 kms of long offset 2D seismic the purpose of which is to improve data quality over the Sinapa discovery as well as over several undrilled prospects in the blocks. Processing of the seismic was completed during Q1 2010. Further modelling work on the Sinapa salt diapir has extended the potential oil column to 800 metres.The 2D work has highlighted a new lead identified as Cabacera/Bica.

Svenska has also conducted an assessment of various low cost development options for the Sinapa oil discovery in 30 metres of water depth. Utilizing basic design data, a series of well management, gas handling and product export options have been considered leading to consideration of the use of Mobile Offshore Production Units (MOPU) or Dry Trees with

fixed platform topsides processing tied back to an FPSO. Several of these development options appear attractive.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.



QUARTERLY REPORT FOR THE PERIOD

FROM 1 APRIL 2010 TO 30 JUNE 2010

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
Farmout discussions continuing;
Detailed technical reviews being undertaken;
Regional momentum picking up with multiple wells planned 2011.

OFFSHORE WEST AFRICA - GUINEA BISSAU
Contracts awarded for 3rd quarter 3D seismic over Sinapa, Sardinha and Cabacera;
Blocks contain an existing oil discovery with P50 STOOIP of 240mmbbl and several large untested prospects.

UNITED STATES OF AMERICA
Second quarter oil and gas sales of $252,194.

CHINA
US$6 million of receivables due from the sale of Beibu Gulf interest, subject to conditions precedent being met;
Trigger for second tranche payment of US$3m likely to be met in 2H 2010.

CASH POSITION
Cash balance at 30 June 2010 of $10.8m.

OFFSHORE WEST AFRICA - SENEGAL

RUFISQUE, SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS (FAR 90% - OPERATOR)

FAR is Operator of three offshore Blocks and holds a 90 percent interest with the balance being held by Petrosen (Senegal's National Oil Company). During the quarter FAR continued farmout discussions with a number of potential farmin partners with the objective of securing a commitment to drill an exploration well.


legend
Old Boundary
New Boundary
CSEM Area
N
2000
1000
3000
Zone of interest for slope fan attribute analysis
Q1 2007
0 12.5 25 50
Kilometers
Water Depth: m

FAR has provided data packages to several large international exploration and production companies including companies with existing operations and/or production in West Africa's deep water play. Detailed technical reviews are ongoing.

As was the case in the previous round, the farmout process may take several months while companies undertake technical due diligence. Due to the commercially sensitive nature of the farmout process and confidentiality agreements executed as part of this process, FAR will not make any public release until such time as a binding agreement, if any, has been reached.

FAR is seeking cost recovery and a free carry through the drilling of one exploratory well.

Earlier in 2010 a one year extension was granted based on the following:

- interest from industry participants with access to rigs and proven capacity to operate deepwater wells;
- the joint venture has met all their obligations under the first renewal period and have spent in excess of US$21 million being nearly three times the minimum amount specified under the Contract;
- in doing so the JV has acquired one of the largest 3D surveys off the northwest coast of Africa covering an area exceeding 2000 square kilometers resulting in a high quality data set that has been processed into a world class seismic volume leading to the identification of several plays and drillable prospects together with a CSEM study funded by Shell;
- work has been accomplished as rapidly as possible with due care and attention to detail thus resulting in the interest currently shown by E & P companies.

RECENT ACTIVITY

FAR hosted a meeting of the African Scout group in Houston on 7 July 2010 highlighting the Senegal drilling farmin opportunity.

On 19 July 2010, Ophir Energy announced that it had contracted the dynamically positioned ultra deepwater semisubmersible drilling rig Maersk Deliverer to drill the Kora Prospect (formerly Cheval North) estimated to have potential of 429 million barrels in 2,600 metres of water in the AGC area during Q1 2011.

The Maersk Deliverer is a state-of-the-art newbuild rig and will undertake several operations in the West Africa region on behalf of other clients before drilling the AGC. Ophir's Managing Director Dr Alan Stein marked the occasion by commenting;

> *We are delighted to enter into a contract for the Maersk Deliverer to drill on behalf of our AGC Profond joint venture. We have been working in partnership with the Senegal Guinea Bissau Common Zone authorities in Dakar for a long time and this marks a significant milestone in our joint efforts to develop the natural resources of the offshore basin on behalf of the people of Senegal and Guinea Bissau.*

These comments by Dr Stein underscore the long lead times involved in Deepwater exploration and the regional significance of this well that has been rated to have a greater than 50% chance of success. (http://www.rocksource.com/senegal-guinea-bissau/category144.html

The Venus discovery reported by Woodside and Anadarko offshore Sierra Leone adds to recent discoveries offshore Ghana providing further evidence that potential remains to be exploited along the thinly explored northwest African margin. The Venus-1 wildcat extended the Jubilee style of play several hundred kilometers to the northwest. Anadarko has penciled in plans for 2 further wells in Liberia during 2011.

Significant progress has also been made in reducing the time and therefore cost to drill exploration wells in the deep water off West Africa. In a paper presented at the 16th Africa Oil Week Conference during November 2009 Ophir Energy reported having drilled 5 wells in 86 days in water depths up to 1716 metres. In November 2009 Anadarko reported drilling a well to a depth of 4556 metres in 1876 metres of water off the Ivory Coast in less than 20 days.

During the June 2010 quarter ASX listed GFE successfully raised in excess of $200 million and is targeting a significant exploration program on 2 blocks offshore Liberia that may lead to drilling during 2011.

The forgoing activity is significant in that it improves the likelihood for enhanced activity offshore Senegal and Guinea Bissau where FAR is strategically positioned with first mover advantage over six licences grossing 13,322 sq km.

OFFSHORE WEST AFRICA – GUINEA BISSAU

OFFSHORE BLOCKS SINAPA (BLOCK 2) AND ESPERANCA (BLOCKS 4A & 5A) (FAR 15%)

NEW 1600 SQ KM 3D SURVEY SET TO COMMENCE

A contract has been awarded to PGS to acquire and process a 1600 Sq Km 3D seismic volume over the Sinapa and Esperanca licenses using the Ramform Challenger Vessel and Geostreamer technology.



The survey will be acquired over approximately 6 weeks starting around mid September 2010 and will form part of an overall program including Seismic Processing, Bathymetry and Gravity Gradiometry budgeted to cost in the order of US$15million gross.


Cabacera/Bica Prospect
Sardinha/Sabayon Prospect
Sinapa Discovery
3D Seismic Survey
Gravity Gradiometry Survey (6712 line km)

The seismic survey will be preceded by the acquisition of Bathymetry, Side Scan Sonar and Gravity Gradiometry data to be conducted by ARKex. The program will incorporate lessons learned from recent studies including a trial 2D program utilizing Geostreamer technology acquired late 2009.


Guinea-Bissau
Ilha de Jeta
Ilha de Pecixe
Bissau
Ilha Caravela
Ilha Bolama
Ilha de Maio
Ilha das Galinhas
Ilha Carache
Ilha de Uno
Ilha Roxa
Ilha de Orang
Ilha de Orangozinho

Proposed area of gravity Survey

Full Tensor Gravity Gradiometry and 3D Seismic will be combined to constrain the extent of the salt and de-risk the positioning of future wells on prospects already identified within the blocks. The work is due for completion during February 2011.

COUNCIL OF MINISTERS CONFIRM EXTENSION TO THE LICENCE

In order to enable the program to be conducted on an appropriate time frame the Council of Ministers for the Republic of Guinea Bissau has communicated a 2 year extension to both the Sinapa and Esperanca Licences until 25 November 2012. A Gazettal Decree formalising this extension remains pending.

BACKGROUND

In December 2009, FAR reached agreement with Delek International Energy Ltd **(Delek)** to acquire a 15 percent participating interest in three Licenses located offshore Guinea Bissau, a nation which lies immediately south of Senegal. The entry into these blocks expands FAR's footprint offshore West Africa and provides excellent synergy with the Company's offshore Senegal blocks.

The Licences lie on the continental shelf around 180 kilometres offshore the Guinea Bissau coast and west of the Bissau River estuary. Exploration dates back over 40 years when Exxon initiated exploration operations. Further exploration drilling was carried out in the area during the 1990s by operators Elf and Pecten, all with limited success. Premier became involved as operator of these licences in 2002 and drilled a series of wells including Espinefre and Eiroses and the Sinapa oil discovery. No oil has as yet been commercially produced in Guinea Bissau.

Svenska assumed operatorship following the withdrawal of Premier. The underlying exploration potential of offshore Guinea Bissau has long been recognised given the functioning hydrocarbon system, good potential reservoirs and multiple drillable prospects in a wide shallow waters shelf setting. Significant potential lies in the un-appraised Sinapa discovery.


18°W
17°W
16°W
15°W
12°N
11°N
SENE
SINAPA equity paying
Svenska 55.0% 78.57%
FAR 15.0% 21.43%
Petroguin 30% 0%
GUINEA - BISSAU
Bissau
FUSION
Block 2
Block 4A
Block 5A
ESPERANCA equity paying
Svenska 55.0% 78.57%
FAR 15.0% 21.43%
Petroguin 30% 0%
0
50km
MAURITANIA
SENEGAL
GAMBIA
MALI
GUINEA-BISSAU
GUINEA
SIERRA LEONE

Activities during 2010 are being focused on the geophysical with a view to potential further drilling activity later in the second licence period

Guinea Bissau Exploration Opportunity

- A shallow water play with large hydrocarbon potential in the Guinea Bissau portion of the productive Mauritania-Senegal-Guinea Bissau-Conakry Basin. There are large closures identified in Albian aged prospects located adjacent to a prolific Cenomanian Turonian oil kitchen. The area remains lightly explored, however, of the wells drilled to date nearly all have recorded live oil shows and one tested oil. Importantly, preliminary basin modelling studies conducted during 2010 conclude that oil generation with commercial levels of expulsion from the organically rich Turonian source kitchen is likely.

- The Licences include the **Sinapa oil discovery** in 30 meters of water depth estimated to have a **P50 STOOIP of 240 million barrels and** several large untested prospects including the Sardinha prospect estimated to have unrisked **P50 STOOIP of 219 million barrels**.

- The **Sinapa (Block 2) and Esperanca (Blocks 4A and 5A)** offshore licences, as illustrated in the attached map, cover an area of approximately 5,832 sq km and lie in water depths ranging from 10 metres to in excess of 1,000 metres. Immediately to the north lies the billion barrel Dome Flore discovery.

- The Licences are currently in Phase 1 of the exploration term, which has been extended (Gazettal Decree pending) for two years to 25 November 2012. A further optional four year Phase 2 exploration period has a work commitment that includes a single exploration well.

- FAR has partnered with the operator, Svenska Petroleum Exploration Guinea Bissau AB (**Svenska**), in evaluating this opportunity, by assuming the exploration obligations of **Delek** for the year 2009 capped at US$600,000 plus forward

obligations arising from the date of the agreement. In the event of commercial production Delek is entitled to recover past costs capped at US$13 million.

- A 3D seismic acquisition program is planned to commence mid September 2010. The proposed survey is designed to follow up an earlier 200 sq km 3D survey over Sinapa (1997) and a more recent (November 2009) 2D survey.

Sinapa Oil Discovery

The Sinapa-2 and 2ST wells drilled by Premier oil in 2004 confirmed the Sinapa Oil Discovery, defining a potential oil column in excess of 500 metres within steeply dipping beds flanking the Sinapa salt diapir; however reservoir quality and structuring issues will need to be thoroughly appraised and understood utilising further seismic and later drilling before any declaration of commerciality can be made.


Sinapa Discovery Wells
Sinapa 2z
Sinapa 2
Salt Core
Potential Oil Column ca 800m
Free Water Level
1Km
North

During 2009 Svenska acquired some 250 kms of long offset 2D seismic the purpose of which is to improve data quality over the Sinapa discovery as well as over several undrilled prospects in the blocks. Processing of the seismic was completed during Q1 2010. Further modelling work on the Sinapa salt diapir has extended the potential oil column to 800 metres.The 2D work has highlighted a new lead identified as Cabacera/Bica.

Svenska has also conducted an assessment of various low cost development options for the Sinapa oil discovery in 30 metres of water depth. Utilizing basic design data, a series of well management, gas handling and product export options have been considered leading to consideration of the use of Mobile Offshore Production Units (MOPU) or Dry Trees with fixed platform topsides processing tied back to an FPSO. Several of these development options appear attractive.

NORTH AMERICA

SALES AND PRODUCTION

Gas sales during the quarter totalled 25.1 million cubic feet (Q1 2010: 23.1 million cubic feet) for an average of 275 thousand cubic feet per day at an average price of US$4.28 per thousand cubic feet before production taxes (Q1 2010: US$5.88/MCF). Oil sales during the quarter totalled 1,497 barrels (Q3: 1,631 barrels) for an average of 16 barrels of oil per day at an average price of US$76.92 per barrel before production taxes (Q1: US$75.48 /bbl).

USA

Eagle Project, San Joaquin Basin, California (FAR 15%)

No activity to report during the quarter.

The proposed 3D seismic study over the prospect area, which was reported in the September 2009 quarterly report, is pending further advice from the operator.

The Eagle Oil Pool remains a valid target given the established presence of oil in the target zone over 177 metres of horizontal extent, coupled with the known ability to flow oil and gas to surface from this zone from the nearby Mary Bellocchi-1 vertical well (223 barrels of oil per day and 0.7 million cubic feet per day flow from a 12 metre interval of lower Mary Bellocchi sand).

ONSHORE CANADA

Wild River Project, Alberta Canada (FAR ~ 30%)

FAR has initiated correspondence with Suncor seeking a reimbursement of funds expended on the Wild River 3D seismic costs. This request follows the disbanding of the marketing group responsible for farming out the area following the recent merger with PetroCanada. During the March 2010 quarter certain acreage over parts of the Wild River Area expired and it is unlikely FAR will pursue the renewal thereof.

AUSTRALIA

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
STOKES BAY
Stokes Bay Well – Canning Basin, Western Australia (FAR - 8%)

No activity to report during the quarter.

WA-254-P - OFFSHORE CARNARVON BASIN
FAR 10.71% (parts 1, 3, 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

No activity to report during the quarter.

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au

T/18P BASS BASIN - 0.09375% OVERRIDING ROYALTY
(OPERATOR – ORIGIN)

The Company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block and relies on public domain information.

On 4 January 2010, the operator Origin Energy Limited announced that the Rockhopper-1 exploration well in T18/P had been confirmed as a new field oil and gas discovery. Further work is required to determine commerciality.

The Trefoil-2 appraisal well, which was drilled in T18/P in Q4 2009, was reported by the operator as having intersected several gas-bearing sandstones. The significance of the well results will be determined over the coming months.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed.

OFFSHORE CHINA

BEIBU GULF BLOCK 22/12
(OPERATOR- ROC OIL)

FAR completed the sale of its 5 percent interest in Beibu Gulf Block 22/12 in April 2009.

The sale price of US$8 million is to be paid in three tranches

1. US$2 million was received during April 2009.
2. US$3 million upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds
3. US$3 million once the project has produced 1 million barrels of oil (gross).

Given the staged nature of the sale agreement, FAR will continue closely monitoring the future plans for the development of the Wei 6-12, Wei 6-12S, and Wei 12-8 Oil Fields.

Recent reports to the ASX from participants in the Joint Venture state that a CNOOC approved ODP is expected in the second half of 2010.

COMPANY PRESENTATIONS

During the quarter, FAR presented at the Excellence in Oil and Gas Conference in Sydney on 19 April 2010 and to the Investor Symposium Group in both Sydney and Melbourne.

FAR delivered a paper at the 2010 AAPG Meeting in New Orleans on Evolving Plays within the Senegal portion of the Central Atlantic Margin. The paper which is of a technical nature was delivered by Dr Igor Effimoff. A further technical paper is scheduled to be delivered by Dr Effimoff in Lisbon during September 2010.

FAR will also make a presentation at the Good Oil Conference in Fremantle during September 2010.

CASH POSITION

At 30 June 2010 the Company had a cash balance of $10.8 million.

FAR maintains a web site at www.far.com.au.
Email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001, 01/06/10.

Name of entity

FAR Limited

ABN	Quarter ended ("current quarter")
41 009 117 293	30 June 2010

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	287	572
1.2	Payments for (c) production	(153)	(275)
	(d) administration	(514)	(945)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	51	106
1.5	Interest and other costs of finance paid	(115)	(229)
1.6	Income taxes paid		
1.7	Other (provide details if material)	2	4
	Net Operating Cash Flows	(442)	(767)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	(9)	(9)
	(b) equity investments		
	(c) other fixed assets	(2)	(9)
	(d) exploration & evaluation	(181)	(425)
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets		
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other (provide details if material)		
	Net investing cash flows	(192)	(443)
1.13	Total operating and investing cash flows (carried forward)	(634)	(1,210)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(634)	(1,210)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (provide details if material)		
	Net financing cash flows		
	Net increase (decrease) in cash held	(634)	(1,210)
1.20	Cash at beginning of quarter/year to date	11,021	11,710
1.21	Exchange rate adjustments to item 1.20	402	289
1.22	**Cash at end of quarter**	10,789	10,789

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	120
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1,100
4.2	Development	-
4.3	Production	140
4.4	Administration	450
	Total	**1,690**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	5,432	5,208
5.2	Deposits at call	449	547
5.3	Commercial Bills	4,908	5,266
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	10,789	11,021

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases				
7.3	**+Ordinary securities**	658,232,784	658,232,784	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities** *(description)*	6,602,589	6,602,589	45 cents	*Maturity Date* 31 January 2012
7.6	Changes during quarter (a) Increases through issues (b) Decreases through converted	- -	- -		
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	9,500,000	-	15 cents	31 July 2010
	Consultant	6,000,000	-	14 cents	1 March 2011
	Consultant	4,750,000	-	7.5 cents	31 March 2012
	Consultant	2,000,000	-	5 cents	30 June 2012
	Incentive	7,800,000	-	7 cents	30 June 2012
	Consultant	4,750,000	-	10 cents	31 March 2013
7.8	Issued during quarter	-	-		
7.9	Exercised during quarter	-	-		
7.10	Expired during quarter	2,000,000	-	30 cents	30 June 2010
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: (Company secretary) Date: 29 July 2010

Print name: COLIN HARPER

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.